UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Dice Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
253017 10 7
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑    Rule 13d-1(b)
❑    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
____________________________________________________________

1.	NAME OF REPORTING PERSON		Scot W. Melland

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		3,449,460
(Includes restricted stock and options to purchase 3,288,276 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		3,449,460
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,449,460

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Michael P. Durney

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		1,409,109
(Includes restricted stock and options to purchase 1,293,172 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		1,409,109
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,409,109

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.1%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Thomas Silver

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		1,167,955
(Includes restricted stock and options to purchase 1,157,422 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		1,167,955
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,167,955

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.8%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Constance Melrose

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		129,549
(Includes restricted stock and options to purchase 118,024 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		129,549
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		129,549

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.2%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Brian P. Campbell

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		315,705
(Includes restricted stock and options to purchase 304,194 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		315,705
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		315,705

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.5%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Kent Thompson

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		95,436
(Includes restricted stock and options to purchase 83,878 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		95,436
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		95,436

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Paul Melde

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		139,762
(Includes restricted stock and options to purchase 128,237 shares of the issuer's common stock that were vested and exercisable as of December 31, 2010)
	(6) SHARED VOTING POWER		—
	(7) SOLE DISPOSITIVE POWER		139,762
	(8) SHARED DISPOSITIVE POWER		—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		139,762

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.2%

12.	TYPE OF REPORTING PERSON		IN

1.	NAME OF REPORTING PERSON		Robert Dumas

2.	CHECK THE APPROPRIATE BOX	(a)	❑
	IF A MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER		23,050
	(6) SHARED VOTING POWER		*
	(7) SOLE DISPOSITIVE POWER		23,050
	(8) SHARED DISPOSITIVE POWER		*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		23,050

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
See Item 8.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		*

12.	TYPE OF REPORTING PERSON		IN

* Less than 0.1%

Item 1.	(a)	Name of Issuer Dice Holdings, Inc. (the “Company”).

	(b)	Address of Issuer's Principal Executive Offices 1040 Avenue of the Americas, 16th Floor New York, New York 10018

Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)
		(i)	Scot W. Melland;
		(ii)	Michael P. Durney;
		(iii)	Thomas Silver;
		(iv)	Constance Melrose;
		(v)	Brian P. Campbell;
		(vi)	Kent Thompson;
		(vii)	Paul Melde; and
		(viii)	Robert Dumas.

	(b)	Address of Principal Business Office 1040 Avenue of the Americas, 16th Floor New York, New York 10018

	(c)	CITIZENSHIP
Each Reporting Person is an individual and has United States citizenship.

	(d)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)

	(e)	CUSIP Number 253017 10 7

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.

Item 4.	OWNERSHIP
	(a)	Amount Beneficially Owned:
		Each of the Reporting Persons may be deemed to beneficially own the Shares listed opposite such Reporting Persons name below:
		Reporting Person	Number of Shares Beneficially Owned
		Scot W. Melland	3,449,460
		Michael P. Durney	1,409,109
		Thomas Silver	1,167,955
		Constance Melrose	129,549
		Brian P. Campbell	315,705
		Kent Thompson	95,436
		Paul Melde	139,762
		Robert Dumas	23,050

	(b)	Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 64,875,548 Shares outstanding as of December 31, 2010 as reported in the Company's Form 10-K dated December 31, 2010 filed with the Securities and Exchange Commission on February 7, 2011, each of the Reporting Persons may be deemed to beneficially own the percentage of the outstanding Common Stock listed opposite such Reporting Persons name below:

		Reporting Person	Number of Shares Beneficially Owned
		Scot W. Melland	5.1%
		Michael P. Durney	2.1%
		Thomas Silver	1.8%
		Constance Melrose	0.2%
		Brian P. Campbell	0.5%
		Kent Thompson	0.1%
		Paul Melde	0.2%
		Robert Dumas	*

		* Less than 0.1%

	(c)
Number of Shares as to Which Such Person Has:
(i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares as listed opposite such Reporting Persons name in Items 4(a) and (b) above.
(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person's cover page included herein.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.
Identification and Classification of Members of the Group
See Item 4.
Each Reporting Person is a party to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007 (the “Shareholders Agreement”), among Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle entities”), General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic entities”) and the Management Shareholders named therein. Each of the Reporting Persons is a “Management Shareholder” as such term is defined in the Shareholders Agreement. The Shareholders Agreement contains provisions restricting the transfer of the Company's Common Stock by the Reporting Persons and provides the Reporting Persons with “piggy back” registration rights. The Shareholders Agreement is filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.
Given the terms of the Shareholders Agreement, the Reporting Persons together with the Quadrangle entities and the General Atlantic entities might be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 39,191,093 shares of Common Stock, or 55.01%, of the Company's total number of shares of Common Stock outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual. The share ownership reported herein by the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement (other than shares of Common Stock owned by the Management Shareholders). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Company other than the amounts reported on such Reporting Person's cover page included herein.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of February 8, 2011

SCOT W. MELLAND

By:	/S/ SCOT W. MELLAND

MICHAEL P. DURNEY

By:	/S/ MICHAEL P. DURNEY

THOMAS SILVER

By:	/S/ THOMAS SILVER

CONSTANCE MELROSE

By:	/S/ CONSTANCE MELROSE

BRIAN P. CAMPBELL

By:	/S/ BRIAN P. CAMPBELL

KENT THOMPSON

By:	/S/ KENT THOMPSON

PAUL MELDE

By:	/S/ PAUL MELDE

ROBERT DUMAS

By:	/S/ ROBERT DUMAS

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).